Reynolds Consumer Products Inc. Announces Confidential Submission of Draft Registration Statement
LAKE FOREST, IL, September 4, 2019 – (BUSINESS WIRE) – Reynolds Consumer Products Inc. (the “Company”), the consumer products business unit of Reynolds Group Holdings Limited, today announced that it has confidentially submitted a draft registration statement on Form S-1 to the U.S. Securities and Exchange Commission (the “SEC”) relating to the Company’s proposed initial public offering of its common stock. The number of shares to be offered and the price range for the proposed offering have not yet been determined. The initial public offering is expected to commence after the SEC completes its review process, subject to market and other conditions. There is no assurance that the initial public offering will be completed.
This press release is being made pursuant to and in accordance with Rule 135 under the Securities Act of 1933, as amended, and does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.
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Kate Ottavio Kent
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Katie Turner
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